Exhibit B

The following table lists all transactions completed by each Reporting Person in the Common Stock since the date of first purchase of the Common Stock, which were all completed through open market purchases.

Northstrive Fund II LP

Date	Action	Quantity	Price	Amount
02/10/2026	Buy	400	$9.63	-$	3850.00
02/09/2026	Buy	3,500	$9.80	-$	34300.00
01/30/2026	Buy	1,000	$9.99	-$	9990.00
01/29/2026	Buy	1,750	$9.93	-$	17377.33
01/23/2026	Sell	2,521	$12.00		$30251.50
01/22/2026	Buy	5,000	$11.01	-$	55044.55
01/22/2026	Buy	6,000	$10.96	-$	65760.00
01/22/2026	Buy	5,000	$10.49	-$	52449.50

Braeden Lichti

Date	Action	Quantity	Price	Amount
02/09/2026	Buy	2,782	$10.92	-$	30391.55
02/09/2026	Buy	3,332	$9.87	-$	32892.26
01/30/2026	Buy	101	$10.01	-$	1010.99
01/29/2026	Buy	978	$10.05	-$	9828.90
01/29/2026	Buy	229	$10.00	-$	2290.00
01/29/2026	Buy	800	$10.64	-$	8512.00
01/29/2026	Buy	1,000	$10.02	-$	10019.90
01/29/2026	Buy	2,000	$9.90	-$	19794.05
01/29/2026	Buy	1,800	$9.93	-$	17873.82